UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Hutchison China MediTech Limited

(Name of Issuer)

Ordinary Shares, par value US$1.00 per share

(Title of Class of Securities)

44842L103(1)

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one-half of one ordinary share, par value US$1.00 per share, of the Issuer.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44842L103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Healthcare Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,666,667(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,666,667(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,666,667(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 60.4%(2)
12	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares, par value US$1.00 per share, of Hutchison China MediTech Limited held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 60,705,823 ordinary shares, par value US$1.00 per share, reported to be outstanding in the current report on Form 6-K of Hutchison China MediTech Limited submitted to the Securities Exchange Commission on December 30, 2016.

CUSIP No. 44842L103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Whampoa (China) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,666,667(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,666,667(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,666,667(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 60.4%(2)
12	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares, par value US$1.00 per share, of Hutchison China MediTech Limited held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 60,705,823 ordinary shares, par value US$1.00 per share, reported to be outstanding in the current report on Form 6-K of Hutchison China MediTech Limited submitted to the Securities Exchange Commission on December 30, 2016.

CUSIP No. 44842L103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Global Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,666,667 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,666,667 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,666,667 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 60.4%(2)
12	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares, par value US$1.00 per share, of Hutchison China MediTech Limited held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 60,705,823 ordinary shares, par value US$1.00 per share, reported to be outstanding in the current report on Form 6-K of Hutchison China MediTech Limited submitted to the Securities Exchange Commission on December 30, 2016.

CUSIP No. 44842L103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,666,667 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,666,667 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,666,667 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 60.4%(2)
12	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares, par value, US$1.00 per share of Hutchison China MediTech Limited held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 60,705,823 ordinary shares, par value US$1.00 per share, reported to be outstanding in the current report on Form 6-K of Hutchison China MediTech Limited submitted to the Securities Exchange Commission on December 30, 2016.

CUSIP No. 44842L103

Item 1(a) -	Name of Issuer: Hutchison China MediTech Limited
Item 1(b) -	Address of Issuer’s Principal Executive Offices: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Item 2(a) -

Name of Person Filing:

1)    Hutchison Healthcare Holdings Limited

2)    Hutchison Whampoa (China) Limited

3)    CK Hutchison Global Investments Limited

4)    CK Hutchison Holdings Limited

Hutchison Healthcare Holdings Limited is a company incorporated in the British Virgin Islands, and wholly owned by Hutchison Whampoa (China) Limited, a company incorporated in Hong Kong. CK Hutchison Global Investments Limited, a company incorporated in the British Virgin islands, owns 99.99% of Hutchison Whampoa (China) Limited, and is itself wholly owned by CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on the Stock Exchange of Hong Kong Limited.

Item 2(b) -	Address of Principal Business Office: The principal business office of each of the reporting persons is: c/o CK Hutchison Holdings Limited 22/F, Hutchison House, 10 Harcourt Road, Hong Kong
Item 2(c) -	Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page for each of the reporting persons and is incorporated herein by reference.
Item 2(d) -	Title of Class of Securities: Ordinary Shares, par value US$1.00 per share
Item 2(e) -	CUSIP Number: 44842L103

CUSIP No. 44842L103

Item 3 -	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4 -	Ownership:
The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page for each of the reporting persons and is incorporated herein by reference.

Item 5 -	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6 -	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7 -	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:
Not Applicable.

Item 8 -	Identification and Classification of Members of the Group:
Not Applicable.

Item 9 -	Notice of Dissolution of Group:
Not Applicable.

Item 10 -	Certification:
Not Applicable.

CUSIP No. 44842L103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2017

HUTCHISON HEALTHCARE HOLDINGS LIMITED
By:	/s/ Simon To
Name:	Simon To
Title:	Authorized Signatory

HUTCHISON WHAMPOA (CHINA) LIMITED
By:	/s/ Simon To
Name:	Simon To
Title:	Authorized Signatory

CK HUTCHISON GLOBAL INVESTMENTS LIMITED
By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory

CK HUTCHISON HOLDINGS LIMITED
By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory

List of Exhibits

Exhibit No	Description
99.1	Joint Filing Agreement